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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PIMCO Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 45th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin (949) 219-2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope Street, Suite 1500	Los Angeles	California	90071-2629
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PIMCO Investments LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Please see attached Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 14th (*Date*) day of February (*Month*), 2018 (*Year*), by

(1) Colleen McGhiey Martin

(and (2) None),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

DEBRA S BUSCEMI
Notary Public – California
Orange County
Commission # 2206276
My Comm. Expires Aug 17, 2021

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III PIMCO Investments LLC **Document Date:** 12/31/17

Number of Pages: 2 **Signer(s) Other Than Named Above:** None

PIMCO INVESTMENTS LLC

Table of Contents

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
PIMCO Investments LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PIMCO Investments LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2010.

February 23, 2018

PIMCO INVESTMENTS LLC

Statement of Financial Condition

December 31, 2017

Assets		
Current assets:		
Cash and cash equivalents	$	118,273,212
Distribution and servicing fees receivable		31,706,344
Receivable from affiliates		10,466,498
Deferred sales charges		3,370,241
Prepaid expenses		1,156,131
Total assets	$	164,972,426
Liabilities and Member's Capital		
Current liabilities:		
Commissions payable	$	50,891,540
Accounts payable and accrued expenses		11,550,521
Accrued compensation		3,842,610
Payable to affiliates		929,750
Other		615,213
Total current liabilities		67,829,634
Other accrued compensation		110,109
Total liabilities		67,939,743
Member's capital		97,032,683
Total liabilities and member's capital	$	164,972,426

See accompanying notes to the statement of financial condition.

(1) Organization and Business

PIMCO Investments LLC (PI or the Company) is a single-member limited liability company, wholly owned by Pacific Investment Management Company LLC (PIMCO), which in turn is majority owned by Allianz Asset Management of America L.P. (AAM LP). PI is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Allianz SE indirectly owns the majority interest of AAM LP. Allianz SE is a global financial services provider with services predominantly in the insurance and asset management business.

PI serves as the distributor and provides shareholder services to affiliated institutional and retail mutual funds (PIMCO Mutual Funds) and exchange traded funds that are managed by PIMCO (collectively, PIMCO Funds). PI also serves as a solicitor for certain PIMCO retail managed accounts. PI provides financial intermediary support, marketing and communications support, as well as similar support for (but not underwriting of) initial public and secondary offerings of PIMCO closed-end funds (Closed-End Funds).

PI does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

PI considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money deposit accounts that are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Income Taxes

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of PI are included on the member's separate income tax return. PI is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing PI's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold, would not be recognized. There were no uncertain tax positions identified in 2017.

PI's federal income tax returns remain open to examination for tax years 2014 through 2016 and the state income tax returns remain open to examination for tax years 2013 through 2016.

(c) ***Deferred Sales Charges***

Sales commissions paid to third party intermediaries in connection with the sale of shares of affiliated mutual funds sold without a front-end sales charge are capitalized. These capitalized commission payments are sold to PIMCO at cost in the month subsequent to origination.

(d) ***Use of Estimates***

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the statement of financial condition in future periods.

(3) Deferred Sales Charges

In connection with the distribution of the Class A and Class C shares, PI advances commissions to third party intermediaries, which are capitalized as PI is entitled to recoup its marketing costs through an ongoing fee stream from the respective PIMCO Mutual Funds as well as contingent deferred sales charges. Initial commissions are generally paid at a rate of up to 1% for Class A shares (on sales of $1 million or more) and for Class C shares. The contingent deferred sales charges are collected on certain early redemptions of the shares, unless an applicable exemption applies such as if the redemption relates to balances accumulated through reinvested dividends or capital gain distributions or appreciation on the account over the amount that was invested.

The contingent deferred sales charge rate on Class C shares is 1% if redeemed during the first year following purchase for applicable PIMCO Mutual Funds. Contingent deferred sales charges may also be received on the redemption of Class A shares at a rate of 0.75% to 1% of the net asset value of the redeemed shares, if the initial purchase of such Class A shares exceeded certain thresholds.

These capitalized commission payments are sold to PIMCO at cost in the month subsequent to origination. Total sales of the deferred sales charge asset to PIMCO amounted to $36,784,618 during the year ended December 31, 2017.

Effective January 1, 2018 the Company adopted Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*, and will begin expensing commissions previously capitalized and, therefore, will not be selling capitalized commission payments to PIMCO. The adoption of this standard did not result in a material cumulative effect adjustment related to commissions and deferred sales charges.

(4) Related-Party Transactions

PI reimburses AAM LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, information technology, and other general and administrative services.

Certain management and other employees at PIMCO provide services to PI. These services generally consist of certain sales, account management, product management, marketing, legal, compliance, and other general and administrative services. In addition, PI is receiving the benefit of external services and various overhead that is initially paid by PIMCO. PI reimburses PIMCO monthly for these services, which are allocated based on estimated time and usage factors for each PIMCO department that is providing such services.

Included within receivable and payable to affiliates on the accompanying statement of financial condition are amounts to be received from or paid to AAM LP and PIMCO in connection with these services in addition to receivables from and payables due to other affiliates that have arisen in the ordinary course of business. As of December 31, 2017, $10,466,498 and $929,750 were the receivable and payable balances, respectively, to such affiliates.

(5) Contingencies

The Company is subject to various pending and threatened legal actions as well as regulatory inquiries, which arise in the normal course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the Company's financial position.

A legal action has been filed against PIMCO and PI alleging violation of Section 36(b) of the Investment Company Act of 1940 by receiving excess compensation from the PIMCO Total Return Fund. The Company believes this claim is without merit and intends to vigorously defend the action. The ultimate outcome of this matter cannot be determined at this time.

(6) Net Capital

PI is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2017, PI had net capital of $50,333,469 for regulatory purposes, which was $45,804,151 in excess of its required net capital of $4,529,318. PI's aggregate indebtedness to net capital ratio was 1.35-to-1 as of December 31, 2017.

(Continued)

(7) Subsequent Events

The Company has evaluated events occurring after the statement of financial condition date (subsequent events) through February 23, 2018, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.